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                             October 13, 2020

       Lisa Nelson
       Chief Executive Officer
       CBD Life Sciences Inc.
       10855 N 116th Street, Suite 115
       Scottsdale, AZ 85259

                                                        Re: CBD Life Sciences
Inc.
                                                            Post-qualification
Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed September 23,
2020
                                                            File No. 024-11005

       Dear Ms. Nelson:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment to Form 1-A filed September 23, 2020

       Cover Page

   1.                                                   We note your disclosure
on page F-11 that "the placement of [the Regulation
                                                        A+] common stock is
being handled by a New York firm. In addition, we note your
                                                        disclosure on page 28
that the, "offering price was determined by negotiation between us and the Underwriter."
However, we also note your disclosure on the cover page that you are "offering these
securities without an underwriter." Please advise if you have engaged an underwriter,
placement agent or are paying any finder's fee or similar payment in connection with the
offering. In addition, please revise the table to be in a format substantially
consistent with Item 1(e). Refer to Item 1(e) of Part II to Form 1-A, including Instruction
6.
 Lisa Nelson
FirstName LastNameLisa
CBD Life Sciences Inc. Nelson
Comapany
October 13,NameCBD
            2020     Life Sciences Inc.
October
Page 2 13, 2020 Page 2
FirstName LastName
Management, page 40

2. We note that you provide narrative disclosure of your chief marketing officer, Joseph
         Hawkes, but do not include his information in your table of directors and executive officers. Please include him in the table or otherwise advise us why he should not be considered an executive officer. In addition, to the extent he is an executive officer please include his compensation information in your Executive Compensation section. Refer to Item 11 of Part II to Form 1-A.
Principal Stockholders, page 46

3. We note your updated "Shares Held" figures in the common stock table. However, your
         "Total" row does not appear to be correct as it does not include the shares held by Brianna
         Nelson and Ten Associates, LLC. Please advise or revise accordingly. Description of Securities, page 47

4. We note your disclosure in the principal stockholders table that two holders hold an aggregate of 66,081,530 shares of Series A Non-Convertible Preferred Stock. However, we note that in your description of capital stock that you have only designated
         16,081,530 shares of Series A Non-Convertible Preferred Stock. Please correct this inconsistency or otherwise advise.
Experts, page 51

5. Revise to disclose the date that Thayer O'Neal resigned as the independent accountant of
         LBC Bioscience, Inc.
CBD Life Sciences, Inc. Financial Statements, page F-1

6. We note that you have included unaudited financial statements as of and for the year ended December 31, 2019. Pursuant to the requirements of Part F/S(b)(3) through (b)(5)
         of Form 1-A, where an offering statement is expected to be qualified more than nine months after the most recently completed fiscal year end, an interim balance sheet and interim statements of loss and comprehensive loss, equity, and cash flows covering a period no earlier than six months after the most recently completed fiscal year end is to be provided. Specific reference is made to Part F/S(b)(3)(B) of Form 1-A. Please revise to provide updated financial statements in your next amendment.
Note 1 - Nature of Operations and Continuance of Business, page F-6

7. In regards to your acquisition of LBC Bioscience, Inc., please revise to add disclosures required by ASC 805. In particular, include the following:
             a description of the arrangement,
             the basis for determining the amount of consideration paid, your accounting treatment for the transaction, and
 Lisa Nelson
CBD Life Sciences Inc.
October 13, 2020
Page 3
             the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameLisa Nelson
                                                             Division of
Corporation Finance
Comapany NameCBD Life Sciences Inc.
                                                             Office of Life
Sciences
October 13, 2020 Page 3
cc:       Brian Higley, Esq.
FirstName LastName